Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On July 30, 2025, AGM Technology Limited (“AGM HK”) completed the previously announced sale of all shares of AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) and its subsidiary, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), to Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), pursuant to the equity transfer agreement, dated July 28, 2025. Pursuant to the terms of the equity transfer agreement, HQ Network agreed to purchase AGM Tianjin and AGM Beijing for a consideration of US$5,000. Upon closing of the transaction, AGM HK will no longer have control over AGM Tianjin or AGM Beijing.

On September 9, 2025, AGM Group Holdings Inc. (the “Company” or “AGM Holdings”) completed the previously announced sale of all shares of AGM HK, a wholly-owned subsidiary of AGM Holdings primarily sale of cryptocurrency mining machines and standardized computing equipment, to Mr. Peng Liu, pursuant to the equity transfer agreement dated September 5, 2025. Pursuant to the terms of the equity transfer agreement, Mr. Peng Liu agreed to purchase AGM HK for a consideration of US$6,850,000. Upon closing of the transaction, the Company will no longer have control over AGM HK.

We refer to the equity transfer agreements dated July 28, 2025 and September 5, 2025 as the “Equity Transfer Agreements” and the foregoing transactions contemplated by the Equity Transfer Agreements collectively as the “Transactions”.

The unaudited pro forma condensed consolidated financial information and related notes have been derived from company historical consolidated financial statements, and were prepared based on the most reliable information available to management, along with their estimates, and in accordance with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information is for informational and illustrative purposes only and is not intended to be indicative of what actual results would have been had the Transaction occurred on the dates assumed, nor does such data purport to represent the consolidated financial results of the Company for future periods. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma consolidated financial information is based on historical financial statements of the Company as adjusted for the unaudited pro forma effects of the Transaction. The unaudited pro forma consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025, the years ended December 31, 2024 and 2023 should be read in conjunction with:

●	the accompany notes to the unaudited proforma consolidated financial statements; and

●	the historical unaudited condensed consolidated financial statements and accompanying notes of the Company included in its Form 6-K for the six months ended June 30, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2025; and

●	the historical audited consolidated financial statements and accompanying notes of the Company included in its Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 13, 2025.

Pro forma accounting adjustments are prepared using the assumptions set forth in the notes to the pro forma financial information. The results set forth in the notes to the pro forma financial information reflect preliminary estimates of the Transaction accounting adjustments.

The Company’s historical consolidated financial statements have been adjusted in accordance with Article 11 of Regulation S-X in the accompanying unaudited pro forma condensed consolidated financial statements and related notes to give effect to the following pro forma Transaction accounting adjustments further described in Note 2, Pro Forma Adjustments and Assumptions:

●	AGM Tianjin and AGM Beijing Adjustments and AGM HK Adjustments:

²	The separation and transfer of the operations, assets, and liabilities included in the Company’s historical financial results directly attributable to AGM Tianjin, AGM Beijing and AGM HK in accordance with the Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements (“ASC 205”) to Purchase; and

●	Transaction Accounting Adjustments

²	Recovery of elimination of intercompany balances

The unaudited pro forma condensed consolidated financial statements do not include autonomous entity adjustment or management adjustments to reflect any potential synergies or dis-synergies that may arise from or in connection with the Transaction.

The unaudited pro forma condensed consolidated balance sheets as of June 30, 2025 give effect to the Transaction as if it had occurred on June 30, 2025. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023 give effect to the Transaction as if occurred on January 1, 2023, the beginning of the earliest period presented.

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2025

(Amounts in US$, except for number of shares)

		Pro Forma Adjustments (Note 2(a))
	AGM GROUP HOLDINGS, INC.	AGM Tianjin and AGM Beijing Adjustments	AGM HK Adjustments	Transaction Accounting Adjustments	Note	Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$532,848	$(5,134)	$(477)	$-		$527,237
Restricted cash	2	-	(2)	-		-
Accounts receivable, net	31,426,844	(237,477)	(12,114,038)	-		19,075,329
Inventories	9,440,200	-	-	-		9,440,200
Advances to suppliers, net	4,241,091	(2,419)	-	-		4,238,672
Prepayment and other current assets, net	9,803,453	(11,030)	6,444,006	7,187,264	2(b)	23,423,693
Due from Intercompany	-	(2,794)	(35,889,064)	35,891,858	2(b)	-
Total current assets	55,444,438	(258,854)	(41,559,575)	43,079,122		56,705,131
NON - CURRENT ASSETS:
Property and equipment, net	8,404	(8,096)	-	-		308
Intangible assets, net	26,787	-	-	-		26,787
Deferred tax assets	8,933,023	-	(8,626,262)	-		306,761
Total non - current assets	8,968,214	(8,096)	(8,626,262)	-		333,856
TOTAL ASSETS	$64,412,652	$(266,950)	(50,185,837)	$43,079,122		$57,038,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,018,267	$-	(7,018,267)	$-		$-
Accrued expenses and other payables	3,438,703	(1,128,408)	(322,794)	15,135,074	2(b)	17,122,575
Advances from customers	539	-	(539)	-		-
Due to related parties	2,173,365	-	(1,993,346)	-		180,019
Income tax payable	16,025,604	(2,391)	(15,386,692)	-		636,521
Due to Intercompany	-	(7,512,743)	(20,431,305)	27,944,048	2(b)	-
Total current liabilities	28,656,478	(8,643,542)	(45,152,943)	43,079,122		17,939,115
NON - CURRENT LIABILITIES:
Total non - current liabilities	-	-	-	-		-
TOTAL LIABILITIES	$28,656,478	$(8,643,542)	(45,152,943)	$43,079,122		$17,939,115

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (4,000,000 shares authorized with par value of $0.05, 1,974,163 shares issued and outstanding as of June 30, 2025, respectively)	$98,708	$-	$-	$-		$98,708
Class B Ordinary Shares (4,000,000 shares authorized with par value of $0.05, 42,000 shares issued and outstanding as of June 30, 2025, respectively)	2,100	-	-	-		2,100
Additional paid-in capital	31,217,741	-	-	-		31,217,741
Retained earnings	2,962,341	9,858,604	(5,032,894)	-		7,788,051
Accumulated other comprehensive loss	1,475,284	(1,482,012)	-	-		(6,728)
Total shareholders’ equity	35,756,174	8,376,592	(5,032,894)			39,099,872
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,412,652	$(266,950)	(50,185,837)	$43,079,122		$57,038,987

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MOUTHS ENDED JUNE 30, 2025

(Amounts in US$, except for number of shares)

		Pro Forma Adjustments (Note 2(a))
	AGM GROUP HOLDINGS, INC.	AGM Tianjin and AGM Beijing Adjustments	AGM HK Adjustments	Transaction Accounting Adjustments (Note 2(b))	Pro Forma
Revenues	$20,309,043	$(229,748)	$(27,392,200)	$27,392,200	$20,079,295
Cost of revenues	(17,952,964)	221,482	27,392,200	(27,392,718)	(17,732,000)
Gross profit	2,356,079	(8,266)	-	(518)	2,347,295

Operating expenses
Selling, general & administrative expenses	(2,680,892)	3,557	658,168	-	(2,019,167)
Total operating expenses	(2,680,892)	3,557	658,168	-	(2,019,167)

(Loss)/income from operations	(324,813)	(4,709)	658,168	(518)	328,128

Other income/(expenses)
Other income	27,912	(1,295)	(2,151)	518	24,984
Other expenses	(260,191)	258,973	1,199	-	(19)
Total other (expenses)/income	(232,279)	257,678	(952)	518	24,965

(Loss)/income from continuing operation before provision of income taxes	(557,092)	252,969	657,216	-	353,093
Provision for income taxes benefit/(expenses)	5,630,045	2,383	(5,912,454)	-	(280,026)

Net income from continuing operation	$5,072,953	$255,352	$(5,255,238)	$-	$73,067

Income earnings per common share
Continuing operations - Basic and Diluted	3.70				0.05

Weighted average Class A ordinary shares outstanding,basic and diluted	1,370,765				1,370,765

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in US$, except for number of shares)

		Pro Forma Adjustments (Note 2(a))
	AGM GROUP HOLDINGS, INC.	AGM Tianjin and AGM Beijing Adjustments	AGM HK Adjustments	Transaction Accounting Adjustments (Note 2(b))	Pro Forma
Revenues	$32,044,575	$-	$(32,044,575)	$-	$-
Cost of revenues	(25,188,174)	-	25,188,174	-	-
Gross profit	6,856,401	-	(6,856,401)	-	-

Operating expenses
Selling, general & administrative expenses	(909,042)	4,969	(679,002)	-	(1,583,075)
Total operating expenses	(909,042)	4,969	(679,002)	-	(1,583,075)

Income/(loss) from operations	5,947,359	4,969	(7,535,403)	-	(1,583,075)

Other income/(expenses)
Other income	50,438	(3,335)	(4,026)	-	43,077
Other expenses	(259,269)	127,344	82,256	-	(49,669)
Total other (expenses)/income	(208,831)	124,009	78,230	-	(6,592)

Income from continuing operation before provision of income taxes	5,738,528	128,978	(7,457,173)	-	(1,589,667)
Provision for income taxes expenses	(2,330,891)	102,651	1,864,293	-	(363,947)

Net income from continuing operation	$3,407,637	$231,629	$(5,592,880)	$-	$(1,953,614)

Income earnings per common share
Continuing operations - Basic and Diluted	7.02				(4.03)

Weighted average Class A ordinary shares outstanding,basic and diluted	485,098				485,098

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in US$, except for number of shares)

		Pro Forma Adjustments (Note 2(a))
	AGM GROUP HOLDINGS, INC.	AGM Tianjin and AGM Beijing Adjustments	AGM HK Adjustments	Transaction Accounting Adjustments (Note 2(b))	Pro Forma
Revenues	$68,758,258	$-	$(68,758,258)	$-	$-
Cost of revenues	(65,605,382)	-	65,605,382	-	-
Gross profit	3,152,876	-	(3,152,876)	-	-

Operating expenses
Selling, general & administrative expenses	12,667,684	11,847	(14,095,934)	-	(1,416,403)
Total operating expenses	12,667,684	11,847	(14,095,934)	-	(1,416,403)

Income/(loss) from operations	15,820,560	11,847	(17,248,810)	-	(1,416,403)

Other income/(expenses)
Other income	37,071	(9)	(9,418)	-	27,644
Other expenses	(348,569)	-	291,645	-	(56,924)
Gain on disposal of subsidiaries	-	-	6,850,000	-	6,850,000
Total other (expenses)/income	(311,498)	(9)	7,132,227	-	6,820,720

Income from continuing operation before provision of income taxes	15,509,062	11,838	(10,116,583)	-	5,404,317
Provision for income taxes (expenses) /benefit	(4,093,157)	(424)	4,241,645	-	148,064

Net income from continuing operation	$11,415,905	$11,414	$(5,874,938)	$-	$5,552,381

Income earnings per common share
Continuing operations - Basic and Diluted	23.53				11.45

Weighted average Class A ordinary shares outstanding,basic and diluted	485,098				485,098

NOTES TO UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial statements and related notes are prepared in accordance with Article 11 of Regulation S-X. While the historical consolidated financial statements reflect the Company’s past financial results, the pro forma condensed consolidated are included solely for information purposes and are intended to illustrate how the Transaction might have affected the historical consolidated financial statements had it been completed earlier, as indicated herein:

●	The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of June 30, 2025, as adjusted, gives effect to the Disposition Adjustments and Transaction Accounting Adjustments as if they had occurred or become effective on June 30, 2025.

●	The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023, as adjusted, to give effect to the Disposition Adjustments and Transaction Accounting Adjustments as if they had occurred or become effective on 1 January, 2023.

For purposes of the Unaudited Pro Forma Condensed Balance Sheets, the estimated pro forma loss on disposal is recognized in Shareholder’s Equity based on the historical net carrying value as of June 30, 2025 rather than as of the closing dates of the Transactions. The final loss on disposition will be calculated based on the final amount of consideration received, carrying value of AGM Tianjin and AGM HK at the closing date, and the finalization of the Company’s current fiscal year tax provision. As a result, the pro forma loss reflected herein may differ from the actual loss on the Transactions recorded as of the closing dates.

The unaudited pro forma condensed consolidated financial statements do not project the Company’s future consolidated financial statements, nor are they intended to represent or indicate the actual consolidated financial statements that the Company would have had if the Transaction had occurred on the indicated dates. Furthermore, the unaudited pro forma condensed consolidated financial statements do not reflect the realization of any expected cost savings, synergies, or dis-synergies resulting from the Transactions, and they do not encompass all actions that the Company undertake subsequent to the closing of the Transactions.

2.	Pro Forma Adjustments

Adjustments included in the Pro Forma Adjustments column in the accompanying unaudited pro forma condensed consolidated financial statements are as follows:

(a) AGM Tianjin and AGM Beijing Adjustments and AGM HK Adjustments: The AGM Tianjin and AGM Beijing Adjustments and AGM HK Adjustments columns of the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations represent the Pro Forma Adjustments to historical financial results directly attributable to the Transactions in accordance with ASC 205. This reflects the separation of these companies, including the elimination of associated assets, liabilities, equity, and income (loss) attributable to the Transactions, that were included in the Company’s historical financial statements.

(b) Represents the recovery of elimination between the Company and AGM Tianjin as well as AGM HK.